4:19 PM
08/20/21
Accrual Basis

Chaia Mount Vernon
Balance Sheet
As of December 31, 2020

	Dec 31, 20
ASSETS	
Current Assets	
Checking/Savings	
1001 · M&T Checking (6321)	22,859.89
1002 · PPP checking (9411)	6.00
Total Checking/Savings	22,865.89
Other Current Assets	
1201 · Credit Card Receivable	160.00
1250 · 3PM Receivables	66.00
1255 · ERTC Receivable	23,759.51
1300 · Inventory Asset	5,020.11
1400 · Prepaid Expenses	8,896.38
Total Other Current Assets	37,902.00
Total Current Assets	60,767.89
Fixed Assets	
1500 · Fixed Assets	678,750.46
Total Fixed Assets	678,750.46
Other Assets	
1800 · Pre-Opening Costs	12,279.94
1805 · Loan Fees	10,575.29
1810 · Organizational Costs	66,260.66
1899 · Accumulated Amortization	-12,588.00
1900 · Restricted Cash	106,000.00
Total Other Assets	182,527.89
TOTAL ASSETS	**922,046.24**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 · Accounts Payable (A/P)	16,000.55
Total Accounts Payable	16,000.55
Credit Cards	
2100 · AmEx Credit Card (-61000)	5.46
2150 · CapOne Spark Credit Card (1586)	3,783.93
Total Credit Cards	3,789.39
Other Current Liabilities	
2250 · Insurance payable	8,407.00
2300 · Sales Tax Payable	1,268.13
2400 · Payroll Liabilites	2,023.34
2510 · Deferred Rent	34,576.72
2600 · Gift cards	12,605.90
2702 · Due to/from Suzanne Simon	6,219.15
2703 · Due to/from Chaia Georgetown	195,148.67
2704 · Due to/from Chaia LLC	145,336.78
Total Other Current Liabilities	405,585.69
Total Current Liabilities	425,375.63

Chaia Mount Vernon
Balance Sheet
As of December 31, 2020

	Dec 31, 20
Long Term Liabilities	
2760 · SBA Loan	150,000.00
2810 · M&T Loan	306,269.72
2820 · Loan Payable - Navitas (Toast)	5,058.21
2825 · Navitas Loan- Toast Kiosk	2,497.70
2830 · Sales Tax Payable Pmt Plan	19,519.77
Total Long Term Liabilities	483,345.40
Total Liabilities	908,721.03
Equity	
Net Income	13,325.21
Total Equity	13,325.21
TOTAL LIABILITIES & EQUITY	**922,046.24**